Exhibit 5.1

PILLSBURY WINTHROP SHAW PITTMAN LLP

1650 Tysons Boulevard

McLean, VA 22102

September 2, 2005

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190

Re:	Up to 5,922,500 Shares of Class A Common Stock to be Offered
Through Underwriters

Ladies and Gentlemen:

We have acted as counsel for NCI, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of up to 5,572,500 shares of Class A Common Stock of the Company (the “Shares”), of which up to 5,572,500 Shares (the “Company Shares”) are to be issued and offered by the Company, and of which up to 350,000 Shares (the “Stockholder Shares”) are to be offered by certain selling stockholders of the Company (the “Selling Stockholders”), pursuant to the Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into among the Company, the Selling Stockholders, and Legg Mason Wood Walker, Incorporated, for themselves and as representatives of the several Underwriters named in Schedule I thereto.

In rendering this opinion, we have examined such documents and records, including an examination of originals or copies certified or otherwise identified to our satisfaction, and matters of law as we have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the assumptions, qualifications and limitations stated herein, we are of the opinion that:

1. The Stockholder Shares are duly authorized, and, upon issuance in accordance with the option grant agreements with respect to such Stockholders Shares, will be validly issued, fully paid and nonassessable; and

2. The Company Shares are duly authorized and, when issued and delivered to the Underwriters pursuant to the terms of the Underwriting Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

NCI, Inc.

Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions herein are limited to, the General Corporation Law of the State of Delaware, including the applicable provisions of the Constitution of the State of Delaware and the reported judicial decisions interpreting such law. We express no opinion with respect to any other law of the State of Delaware or any other jurisdiction.

This opinion expressly assumes that resolutions of the Board of Directors of the Company authorizing the Company to issue, offer, and sell the Shares will have been adopted by the Board of Directors of the Company, or the Pricing Committee of the Board of Directors of the Company, and will be in full force and effect at all times at which the Shares are offered or sold.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement No. 333-127006 on Form S-1 (the “Registration Statement”) filed by the Company to effect registration of the Shares under the Securities Act of 1933 (the “Act”), and to the reference to us under the caption “Legal Matters” in the Prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ PILLSBURY WINTHROP SHAW PITTMAN LLP